

02007327

UNITED STATES
___________S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 29142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER ONE SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1215 Superior Ave.
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE MARTIN CFO (216) 298-7140 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

SUITE 2500 127 PUBLIC SQUARE CLEVELAND OHIO 44114-1303
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARTER ONE SECURITIES, INC, as of DECEMBER 31, 2001, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

CFO
Title

[signature]
Notary Public

ROBERT J. THOMPSON JR.
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Mar. 25, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER ONE SECURITIES, INC.

Statements of Financial Condition
as of December 31, 2001 and 2000
and Independent Auditors' Report and
Independent Auditors' Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, OH 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Charter One Securities, Inc.

We have audited the accompanying statements of financial condition of Charter One Securities, Inc. (the "Company") as of December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 12, 2002

Deloitte
Touche
Tohmatsu

CHARTER ONE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents (Note 3)	$ 7,553,817	$ 15,995,852
Due from related parties (Note 3)		3,398,458
Commissions receivable, net of allowance of $60,000 and $115,000	3,163,082	1,435,612
Premises and equipment, net	371,677	129,877
Prepaid expenses and other assets	106,840	26,742
TOTAL ASSETS	$ 11,195,416	$ 20,986,541

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Due to related party (Note 3)	$ 2,138,935	$ 1,497,757
Accrued compensation	1,058,625	570,482
Accounts payable and other liabilities	945,033	513,115
TOTAL LIABILITIES	4,142,593	2,581,354
COMMITMENTS AND CONTINGENCIES (Note 6)		
SHAREHOLDER'S EQUITY:		
Class A common stock, no par value; one share authorized, issued, and outstanding at stated value	1	1
Class B common stock, nonvoting, no par value; 1,000 shares authorized, issued, and outstanding at stated value	999	999
Additional paid-in capital	7,036,837	6,550,000
Retained earnings	14,986	11,854,187
TOTAL SHAREHOLDER'S EQUITY	7,052,823	18,405,187
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 11,195,416	$ 20,986,541

See accompanying notes to statements of financial condition.

CHARTER ONE SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION DECEMBER 31, 2001 AND 2000

1. GENERAL

Basis of Presentation - The accompanying financial statements include the accounts of Charter One Securities, Inc. (the "Company"), a wholly-owned subsidiary of Charter One Bank, F.S.B. (the "Bank"), which in turn is a wholly-owned subsidiary of Charter Michigan Bancorp, Inc. ("Charter Michigan"), which in turn is a wholly-owned subsidiary of Charter One Financial, Inc. ("COFI"). The Bank holds both the Class A and the Class B common stock of the Company.

During 2000, all of the operations of Investment Network, Inc., a wholly-owned subsidiary of St. Paul Securities, which in turn was a wholly-owned subsidiary of the Bank, and Annuity Network, Inc., a wholly-owned subsidiary of Charter Michigan, were transferred to the Company and included in Statements of Income from the date of the transfer.

Nature of Operations - The Company is registered as a full-service introducing broker-dealer under the Securities Exchange Act of 1934. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Illinois, New York, Massachusetts and Vermont. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, U.S. government securities, and variable life insurance contracts.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. General securities transactions are cleared through an outside clearing broker. Other investment and variable annuity selling agreements are negotiated directly between the Company and investment or insurance companies.

2. SUMMARY OF ACCOUNTING POLICIES

Commissions Receivable - Commissions receivable and related accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

Fixed Assets - Fixed assets, which consist mainly of furniture, fixtures and office equipment, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated tax return of COFI. Current and deferred taxes are allocated to the Company in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," based upon the Company's book and taxable income (loss) without regard to net operating loss and tax credit limitations that would be present on a separate return basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments with a term of three months or less to be cash equivalents.

3. RELATED PARTY TRANSACTIONS

The Company maintains interest bearing deposits at the Bank. The Company had $2,156,671 and $4,325,734 on deposit with the Bank at December 31, 2001 and 2000, respectively.

Under formal agreements, the Bank provides certain services for the benefit of the Company. Services include providing office space, furnishings, general management, accounting, and other administrative support.

Due to related party of $2,138,935 and $1,497,757 at December 31, 2001 and 2000, respectively, represent amounts payable to the Bank primarily for income taxes and payroll. Due from related parties of $3,398,458 at December 31, 2000 represents amounts due from affiliates in conjunction with the subsidiary transfers made during 2000 discussed in Note 1.

4. NET CAPITAL RULE

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full-service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2001, the minimum amount required was approximately $280,000. At December 31, 2001, the Company's net capital and aggregate indebtedness to net capital ratio were $4,013,873 and 1.05 to 1, respectively.

5. EMPLOYEE BENEFIT PLAN

The Company participates in a defined contribution plan sponsored by the Bank (the "Plan") covering substantially all of its employees. The Bank matches employee contributions at the sum of 75 percent of the first three percent, 50 percent of the next three percent, and 25 percent of the next three percent of employee contributions. The Bank may also provide a discretionary contribution. Under the Plan, employees can defer up to 12 percent of their annual compensation. During 2001 and 2000, the Bank paid the Company's contributions to the Plan.

6. COMMITMENTS AND CONTINGENCIES

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

The Company is involved in several lawsuits and judicial proceedings. Although adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position.

* * * * * *

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, OH 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Charter One Securities, Inc.

In planning and performing our audit of the statement of financial condition of Charter One Securities, Inc. (the "Company") as of December 31, 2001 (on which we issued our report dated February 12, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers, Inc., the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 12, 2002